SHEP TECHNOLOGIES INC.

FORM 51-102F1

Management Discussion and Analysis

SIX MONTH PERIOD ENDED JUNE 30, 2004

The following discussion and analysis, prepared as of August 27, 2004, should be read together with the unaudited consolidated financial statements for the six-month period ended June 30, 2004 and related notes, which are prepared in conformity with United States generally accepted accounting principles. The financial statements have not been reviewed by an external firm of accountants. All amounts are stated in US dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the year ended December 31, 2003 and 2002, and the management discussion and analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to us is available for view on SEDAR, EDGAR and on our website at www.shepinc.com.

DESCRIPTION OF THE BUSINESS

On September 12, 2002, we completed the acquisition of SHEP Limited by way of reverse takeover, including SHEP Limited's subsidiaries and certain assets, and subsequently changed our name to SHEP Technologies Inc. (the "Company"). We conduct our North American activities directly and our UK operations through a wholly-owned subsidiary, SHEP Technologies (UK) Limited.

We are a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property. The SHEP System is designed for wide-ranging applications in the global transportation sector. The SHEP System uses electronics, a proprietary hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase. This use of recovered and stored energy results in decreased fuel consumption and harmful emissions, added acceleration and reduced noise and maintenance costs in transportation applications. The main components of the SHEP System are:

- Ifield Pump/Motor - The IPM provides deceleration (braking) by pumping hydraulic fluid into the Unitized Accumulator System (the storage and fluid control unit) when the brakes are applied. When the vehicle operator subsequently accelerates, the hydraulic circuit is reversed and the IPM is driven by the stored hydraulic energy.

- Unitized Accumulator System ("UAS") - The UAS is the hydraulic energy storage and fluid control unit of the SHEP System. The size of the UAS (and therefore the quantity of stored energy) is predetermined based on a vehicle's weight and operating cycle, and is constructed as a single sealed unit designed to meet the low weight, high durability, high reliability and safety requirements of the transport industry. The UAS contains the high-pressure accumulator, low-pressure accumulator, cooling system and all associated hydro-mechanical parts.

- Electronic Control System ("ECS") - The ECS is the software and hardware required to control both the IPM and UAS for effective integration with the vehicle's engine management and braking systems. The ECS receives input from a number of sensors and sources of data generated during acceleration and braking, which are part of the original automotive electronic controls.

We are currently working on a third generation prototype that we expect will be completed in the spring of 2005, subject to the availability of funding. We plan to use the third generation prototype as a showcase for our technology and intend to then adapt our technology for specific applications in conjunction with industry partners. We have developed the Ifield pump / motor and UAS for the prototype and we are currently completing work on the gearbox necessary to implement the prototype. Pi Technology has suspended work on the ECS as we have fallen behind in our payment obligations as set out in our contract with Pi.

Subject to the availability of funding, we expect to spend at least $1.5 million this year on product development.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The following is a discussion and analysis of our financial condition and operating results for the three and six months ended June 30, 2004 and 2003. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes attached.

Our attached financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. They also comply, in all material respects with accounting principles generally accepted in Canada.

We are in the development stage and have recorded limited revenues. In the past, we have obtained necessary capital through the limited issuance of our common shares, increasing indebtedness and through advances from related parties and others. There is no assurance that these sources will continue to be available to us in future operating periods.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to our financial statements.

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	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Total revenues	$ -	$ 30,681	$ 374,836
Net loss before extraordinary items	3,291,730	1,125,506	413,349
Net loss	3,297,730	1,125,506	413,349
Basic and diluted loss per share	(0.14)	(0.09)	(0.10)
Total assets	515,581	496,920	95,791
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

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Three months ended	Sales	Net Loss	Loss per Share
March 31, 2002	$ 20,226	$ (208,089)	$ (0.05)
June 30, 2002		(300,717)	(0.08)
September 20, 2002	-	(112,333)	(0.01)
December 31, 2002	8,249	(504,367)	(0.04)
March 31, 2003	-	(306,847)	(0.01)
June 30, 2003	-	(1,248,073)	(0.06)
September 30, 2003	-	(868,471)	(0.04)
December 31, 2003	-	(868,339)	(0.04)
March 31, 2004	-	(918,128)	(0.04)
June 30, 2004	-	(739,452)	(0.03)

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In 2002, our activities were primarily associated with reorganizing our affairs through the reverse takeover of Inside Holdings Inc. (the Company's former name) and related fundraising initiatives. In the second quarter of 2003, we began a product development program with Pi Technology, a UK-based automotive engineering specialist, with a commensurate increase in our operating costs.

In May 2004, we signed a letter of intent to acquire Marshalsea Hydraulics Ltd.; the closing date of this transaction was subsequently extended. If this transaction closes, it will have a material affect on our results of operations and financial position. Marshalsea, which is based in the United Kingdom, generated revenues of $3.1 million in its fiscal year ended September 30, 2003 and has a history of profitable operations.

OPERATING RESULTS

Comparison of the three and six months ended June 30, 2004 compared to the three and six months ended June 30, 2003:

SALES. Sales represent revenue generated from the sale of prototype units. We did not generate any revenue during either the six months ended June 30, 2004 or June 30, 2003. In fiscal 2001 we generated sales to a customer, but the customer's program completed early in fiscal 2002. Since then we have been focusing on developing a third generation prototype which we expect to be completed in the spring of 2005.

COST OF GOODS SOLD. Our cost of goods sold represents the cost of direct labour and materials consumed to earn sales revenue. Since we did not have any sales in the current period or the comparative period we did not incur any cost of goods sold.

RESEARCH AND DEVELOPMENT. Research and development expense represents contract fees paid to develop our technology. We incurred research and development expense of $329,000 and $683,000 for the three and six months ended June 30, 2004 respectively, and $120,000 in the three and six months ended June 30, 2003. The increase in expense reflects a reinstatement of our research and development activities in the second quarter of 2003 following a restructuring of our operations in 2002. The bulk of our research and development expenditures were made with Pi Technology, a UK-based company that specializes in the design and development of electronics and software for the volume automotive and automotive-related markets. We have been unable to follow the required payment schedule with Pi, which has suspended development work until we can work out a new arrangement. If we are successful in reaching new terms with Pi and raise the necessary funding, we expect that our development efforts will extend into the spring of 2005 and that our 2004 expenditures on research and development will higher than in 2003.

We also incurred $42,000 in development-related purchases from Marshalsea Hydraulics Ltd., a company owned by certain insiders.

SELLING, GENERAL AND ADMINISTRATIVE. Selling general and administrative expenses reflect the general expenses required to maintain our operations. The most significant categories comprise management, consulting and professional fees. While we have historically relied on the efforts of consultants and contractors, we intend, with the planned acquisition of Marshalsea, to use employees for an increasing proportion of our activities.

We incurred selling, general and administrative expenses with unrelated parties of $166,000 in the three months ended June 30, 2004 compared to $322,000 in the comparative quarter ended June 30, 2004. The decrease was attributable to a concerted effort to contain all our costs and, in particular, to decrease the role of consultants and instead relying more on the efforts of the Company's officers. Our selling, general and administrative expenses incurred with unrelated parties decreased to $461,000 for the six month ended June 30, 2004 compared to $499,000 for the comparative period.

We incurred selling, general and administrative expenses with related parties of $195,000 in the three months ended June 30, 2004, compared to $785,000 in the comparative period. The decrease is primarily due to a charge from the cashless exercise of stock options in the comparative period which accounted for $648,000 of the expense. Setting aside this stock option charge, the quarter's expense increased from $137,000 to $195,000. The increase is primarily due to increased management fees to Marshalsea, which is now managing the development of our third-generation prototype.

DEPRECIATION. We record depreciation on our capital assets. Depreciation expense was $7,000 and $16,000 for the three and six months ended June 30, 2004 compared to $19,000 and $35,000 for the comparative periods.

INTEREST INCOME. We did not earn any interest income in the three months ended June 30, 2004 but earned interest income of $2,000 in the six months ended June 30, 2004, from funds held in trust.

INTEREST EXPENSE. Interest expense represents borrowing costs on notes payable and also a deemed interest component on certain convertible debentures. We expect that our interest costs associated with notes payable will not increase significantly but that we may continue to raise funds through the use of convertible debentures, which could result in significant interest charges.

We incurred interest expense of $2,000 in the three months ended June 30, 2004, essentially unchanged from the comparative period. Our interest expense for the six months ended June 30, 2004 was $119,000 compared to only $4,000 for the comparative period in 2003. In the first quarter of this year, we incurred interest expense of about $115,000 on a convertible debenture that we issued in February 2004. The face value of the interest applicable to the debenture was $4,000, however, United States generally accepted accounting principles require that issue costs and the value associated with certain warrants and conversion privileges be allocated between interest expense and share issue costs. The interest component of these costs was $111,000 while we recorded share issue costs of $297,000 as an offset against additional paid-in capital.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are disclosed in Notes 7 and 8 of our financial statements. A number of our officers and directors charge the Company for their services through management or consulting companies. These are considered related party transactions whereas payments made directly to such persons are not, according to United States general accepted accounting principles. In the current or comparative periods, we paid fees to Balco Holdings Inc. in respect of corporate administration. Amounts paid to Primary Venture Corp. and SOPO Investments were in respect of the services of our CEO and office rent. We paid Ifield Technologies on account of engineering services. Amounts paid to Marshalsea Hydraulics Ltd. were in respect of rent, administration and engineering services and management services. We paid MCSI Consulting Services Inc. in respect of the services of our CFO and corporate finance services provided by personnel of MCSI.

We believe that the amounts paid in the quarter are generally indicative of amounts to be paid in the future subject to the following comments. Amounts paid to Marshalsea Hydraulics Ltd. will increase (see material contracts below) as that company takes on greater responsibility for the commercialization of the SHEP System. We expect that payments to MCSI Consulting Services Inc. will fluctuate depending on the scope of our corporate finance activities.

MATERIAL CONTRACTS

We entered into one material contract during the quarter ended June 30, 2004.

Marshalsea Hydraulics Ltd. was a founder and is a significant shareholder of our Company; two of its four shareholders are officers or directors of SHEP. As we have moved toward commercialization of our product, it has been increasingly important to concentrate our operations in one location. To that end we have entered into a letter of intent with Marshalsea, which as amended, provides that we acquire the issued shares of Marshalsea for cash consideration of GBP 1.3 million ($2.4 million) on or before October 31, 2004. As part of this agreement, we have agreed to issue 500,000 shares of stock (valued at approximately $135,000 at current stock prices) as a deposit. If we complete our due diligence on Marshalsea but fail to close the transaction, we will forfeit this deposit. Consummation of the acquisition is subject to the execution of a definitive agreement, our ability to raise the purchase consideration, compliance with regulatory requirements and other conditions customary to transactions of this nature. While we are engaged in discussions with several parties regarding financing of the purchase of Marshalsea, we have not yet finalized any arrangements.

CONTINGENT LIABILITIES AND COMMITMENTS

We did not have any contingent liabilities at June 30, 2004. We are, however, committed to Pi Technology pursuant to a development contract for a total amount of approximately $1.5 million.

INVESTOR RELATIONS

In 2003, we engaged PacWest Group to undertake investor relations, internet marketing and manage SHEP's investor database at a cost of C$5,000 per month. During the three months ended June 30, 2004, we paid or accrued C$15,000 to PacWest Group.

Effective April 2004, the Company retained Pacific Communications Group to develop and implement a communication plan focused on potential customers and investors. The engagement is for a period of one year with a monthly fee of $10,000.

During the period, officers of the Company have also communicated directly with shareholders, prospective shareholders and financiers.

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS

We have two loans payable, one for $60,000 and one for $40,000. The $60,000 loan bears interest at 8% per annum, is unsecured and was due on the earlier of January 31, 2004 or on the date we received debt or equity financing of at least $1,000,000. It is now past January 31, 2004 and we have raised equity financing of at least $1,000,000 and so the loan is due, but we have not yet made payment. The lender has not demanded repayment of the $60,000 loan.

The lender for the $40,000 loan has not executed final loan documents. We have accrued interest based on the draft loan agreement that provides for terms that are the same as for the $60,000 loan. Similarly, while we believe that the loan is due, we have not repaid the principal and accrued interest. The lender has not demanded repayment of the $40,000 loan.

Based on the terms of the $60,000 loan and the assumed terms of the $40,000 loan, both of these amounts are currently due and payable and are accordingly included in current liabilities.

LIQUIDITY AND SOLVENCY

As at June 30, 2004, our total cash was $48,000, our working capital deficiency was $1,360,000, and our stockholders' deficiency was $1,312,000. Since inception, we have incurred cumulative losses of $6,812,000.

Our Company is in the development stage and expects to remain in the development stage for the foreseeable future including the current operating year. We do not expect to generate cash flow from operations in the present year.

Our current working capital is not sufficient to meet our business operating objectives. Our ability to satisfy projected working capital requirements is entirely dependent upon our ability to secure additional funding through public or private sales of securities, including equity securities and by debt. There is no assurance that we will be able to secure the necessary capital on terms acceptable to us or at all.

We have been actively seeking new investment to further operations. We completed six private placements in 2003, which raised net proceeds of $2,087,000 to address our operating requirements. During the most recent quarter we received $135,000 which is currently disclosed as debt although we expect to convert this amount to equity. In the first quarter of 2004, we completed a convertible debt financing for gross proceeds of $500,000, which netted $435,000.

We have planned capital expenditures, including the completion of our Jaguar-based prototype platform vehicle, for the next 12 months amounting to $2,500,000. At this time we are continuing discussions with a number of potential sources of funding for this and for other operating requirements, although there currently exist no agreements, commitments or understandings with respect to any financing.

In the three months ended June 30, 2004, our operations consumed $163,000 of cash. Our net loss of $739,000 was partially offset by expenses that did not consume cash in the current period, including consulting fees of $24,000 paid with the issuance of stock options. We generated $541,000 of cash from working capital, primarily through the increase of accounts payable and the application of a deposit to reduce accounts payable. In the three months ended June 30, 2003, our operations consumed $685,000 of cash.

We did not have any cash flows from investing activities in the three month ended June 30, 2004 or 2003.

In the three months ended June 30, 2004, we generated $135,000 from financing activities that related to loans payable. In the comparative quarter, we generated $1,124,000 from financing activities.

Our Company is funded primarily by the issuance of equity. To a lesser extent, the Company has issued short-term debt instruments denominated in US dollars. Our Company generally keeps cash on hand in US dollars but expects increasingly to move our holdings to Pounds Sterling as the UK operations become more firmly established. Our Company does not currently hold financial instruments for hedging purposes, but we may do so in the future to manage currency risk associated with funding our UK operations.

Our ability to fund our ongoing obligations as they become due is dependent on our capacity for raising financing. From time to time our liquidity is severely compromised and the expensive nature of our monthly obligations means that investors should be aware that there is considerable risk associated with our ability to maintain our financial position.